UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
Applied Signal Technology, Inc.
(Name of Subject Company)
Applied Signal Technology, Inc.
(Names of Person(s) Filing Statement)
Common Stock, without par value per share
(Title of Class of Securities)
03823710
(CUSIP Number of Class of Securities)
James E. Doyle
Chief Financial Officer
460 West California Avenue
Sunnyvale, California 94086
(408) 749-1888
(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)
Copies To:
Jason C. Harmon, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by RN Acquisition Company (“Merger Sub”), a wholly-owned subsidiary of Raytheon Company (“Parent”), for all of the outstanding shares of common stock of Applied Signal Technology, Inc. (the “Company” or “Applied Signal”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of December 18, 2010, by and among Parent, Merger Sub and the Company.
Important Information about the Tender Offer
The transaction will be structured as a tender offer or, in certain circumstances, as a one-step merger. The tender offer described herein has not yet commenced, and the information attached is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Parent will cause Merger Sub to file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). Investors and the Company’s shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by the Company with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will be made available free of charge to all shareholders of the Company at www.appsig.com or by contacting the Company at 460 West California Avenue, Sunnyvale, California 94086, (408) 749-1888.
Important Information about the Potential One-Step Merger
In connection with the potential one-step merger, the Company would file a proxy statement with the SEC. Additionally, the Company would file other relevant materials with the SEC in connection with the proposed acquisition of the Company by Parent and Merger Sub pursuant to the terms of the merger agreement. The materials to be filed by the Company with the SEC will be available at no charge on the SEC’s website at www.sec.gov. Investors and shareholders also may obtain copies of the proxy statement free of charge from the Company at www.appsig.com or by contacting the Company at 460 West California Avenue, Sunnyvale, California 94086, (408) 749-1888. Investors and security holders of the Company are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the one step merger because they will contain important information about the one step merger and the parties to the one step merger.
Parent and the Company and their respective directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the one step merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2010 annual meeting of shareholders, the Annual Report on Form 10-K for the fiscal year ended October 31, 2009, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the one step merger when and if they become available. Information concerning the interests of the Company’s participants in the solicitation, which may be, in some cases, different than those of the Company’s shareholders generally, will be set forth in the proxy statement relating to the one step merger when it becomes available. Additional information regarding the Company’s directors and executive officers is also included in the Company’s proxy statement for its 2010 annual meeting of shareholders and is included in the Annual Report on Form 10-K for the fiscal year ended October 31, 2009 containing Part III information.
Statement on Cautionary Factors
Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future,” “anticipate,” “potential,” “believe” or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Applied Signal shares will be tendered in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, business partners or governmental entities; as well as risks detailed from time to time in the Company’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended October 31, 2009, subsequent quarterly filings on Form 10-Q and the solicitation/recommendation statement to be filed in connection with the tender offer. The information contained herein is as of December 20, 2010. Applied Signal disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this information or otherwise, except as expressly required by law. Copies of Applied Signal’s public disclosure filings are available from its investor relations department.

Exhibit Index

Exhibit	Description

99.1	Press Release dated December 20, 2010

99.2	E-mail communication transmitted to Applied Signal employees on December 20, 2010

99.3	Presentation distributed to employees of Applied Signal Technology, Inc., on December 20, 2010 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Raytheon Company with the Securities and Exchange Commission on December 20, 2010)